

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

<u>Via E-mail</u>
Robert L. Frichtel
Chief Executive Officer
Advanced Cannabis Solutions, Inc.
4445 Northpark Drive, Suite 102
Colorado Springs, CO  80907

> **Re:    Advanced Cannabis Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2014**
> **File No. 333-193890**
> **Form 10-K/A for the Fiscal Year ended December 31, 2013**
> **Filed April 29, 2014**
> **File No. 0-54457**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 0-54457**

Dear Mr. Frichtel:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.  We note that pages 2 and 7 of your filing state that you purchased 92% of ACS stock on August 14, 2013, but pages 11, F-7 and F-11 state that you purchased 94% on that date,

which number is also reflected in your periodic filings.  Please correct the appropriate numbers for consistency.

Market for Our Common Stock, page 6

2.  You disclose in this section that "[t]rading of our stock on the OTC Bulletin Board began on August 15, 2013, was suspended on March 28, 2014 due to a suspension of trading order issued by the Securities and Exchange Commission, and resumed on April 10, 2014. As of April 30, 2014, we were trading under the symbol 'CANN' on an unsolicited basis in the over-the-counter markets."  Please revise this disclosure to:

    - clarify that quotation (and not trading) of your stock began on August 15, 2013; and
    - state that your stock is currently trading in the grey market and quotation on the OTC Bulletin Board has not resumed.

    Please revise all other places in the document where you reference the OTCCB, and also provide corresponding risk factor disclosure in this regard.

Government Regulation, page 13

3.  We note your response to comment 8 in our prior letter. Please further revise your filing to clarify that the Department of Justice defines Schedule I controlled substances as "the most dangerous drugs of all the drug schedules with potentially severe psychological or physical dependence."

Principal Shareholders, page 18

4.  Please revise to disclose the natural person(s) with voting control over BGBW LLC.

Selling Shareholders, page 19

5.  Please revise your filing to disclose the total possible profit Full Circle Capital could realize as a result of the exercise price discount for the common stock underlying the Series C warrants.  In this regard, we note the exercise price of the Series C warrants as compared to the market price of the common stock on the date you entered into the definitive agreement with Full Circle Capital.

6.  You disclose on page 21 that "[d]uring December 2013 and January 2014 we sold convertible promissory notes in the principal amount of $2,135,000 to 34 accredited investors.  The notes…are convertible into shares of our common stock, initially at a conversion price of $5.00 per share. The Selling Shareholders named below are offering shares of our common stock which they may receive upon the conversion of their notes." You also disclose on page 22 that "[w]e paid a commission of $213,500 and a non-

accountable expense allowance of $32,100 to the placement agent for the convertible note offering described above. The placement agent also received 213.5 Series B warrants for a total of 42,700 shares. Each Series B warrant allows the holder to purchase 200 shares of our common stock at a price of $5.00 per share…"

Please disclose that during December 2013 and January 2014, your stock price fluctuated from $1.81 to $23.03. Please disclose how you determined the $5.00 conversion price for the notes and the $5.00 exercise price for the warrants in light of your stock price at the time.

Financial Statements

Notes to Consolidated Financial Statements

Nature of Operations, History and Presentation, page F-7

7. Please remove the portions of your next to last paragraph on page F-7 that appear to be speculative and/or were not subjected to audit procedures.

Exhibits, page 29

8. Please file the relevant agreements with Full Circle Capital as exhibits or tell us where they are located. Please see Item 601(b)(10) of Regulation S-K.

Form 10-K/A for Fiscal Year Ended December 31, 2013

9. Please amend your Form 10-K/A filed on April 29, 2014 to include the certifications required by Item 601(b)(31) and (32) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

10. The disclosure in your Form 8-K filed on May 20, 2014 states that your Form 10-Q for the fiscal quarter ended March 31, 2014 was filed before your independent public accountant had finished their review procedures. Please amend your Form 10-Q immediately to label the columns of the financial statements as "Not Reviewed" and prominently disclose in Note 1 to the financial statements that the financial statements were not reviewed. Once your independent accountant has completed their review procedures, file another amendment to the Form 10-Q to remove the disclosures regarding the lack of a review. In addition, you should describe the effect of filing this Form 10-Q on your officers' conclusion regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, please describe the basis for that conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
      William T. Hart, Esq.
      Hart & Hart, LLC